UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
LXR Biotechnology, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
502468101
-----------------------------------------
(CUSIP Number)
Scott Redman, Crowley, Barrett & Karaba, Ltd. 20 South Clark Street, Suite 2310, Chicago, IL 60603-1802 (312) 726-2468
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)
November 19, 1999
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP NO. 502468101      PAGE  2  OF  5  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sky High, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       9,191,034 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          9,191,034 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
9,191,034 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES(See Instructions)/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.0%

14 TYPE OF REPORTING PERSON*
OO

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Page  3  of  5  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), issued by LXR Biotechnology, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1401 Marina Way South, Richmond, California 94804.

Item 2.  Identity and Background

(a) The statement is filed by Sky High, LLC, an Illinois limited liability company ("Sky High"). The foregoing person is hereafter referred to as the "Filer".
Bradford T. Whitmore ("Whitmore") is the sole member and holder of 100% of the membership interests of Sky High.

(b) The business address of Sky High and Whitmore is 1560
Sherman Avenue, Suite 900, Evanston, Illinois 60201.

(c) The principal business of Sky High is to invest in securities. Whitmore's principal occupation is that of being a general partner of Grace Brothers, Ltd.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sky High is an Illinois limited liability company.
Whitmore is a citizen of the United States.

Item 3. Source and Amount of Funds

The Common Stock purchased by Sky High was purchased with working capital funds, with a cost of $183,820.68.

Item 4. Purpose of Transaction

This 13(D) filing is being made because Sky High has acquired in excess of 5% of the Common Stock of the Company and it believes this purchase represents a reasonable investment. Sky High will continue to assess its investment in the Company and the various alternatives available to it to maximize shareholder value. It may, depending on market conditions and other factors that it deems material, purchase additional Common Stock or dispose of all or a portion of the Common Stock that it now owns or any Common Stock it may hereafter acquire.

Sky High does not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule
13D under the Act.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, Sky High owns 9,191,034 shares of Common Stock, representing approximately 31.0% of the outstanding shares of Common Stock.

(b) Sky High has the sole power to vote and dispose of the Common Stock.

(c) The transactions effected by the Filer during the past sixty days are set forth on Schedule A hereto.

(d) No person other than Sky High is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common
Stock.

(e) Not applicable.

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Page   4   of  5  Pages

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be filed as Exhibits.

Schedule A

SIGNATURE

Sky High, LLC, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 1999

Sky High, LLC

By:/s/ Bradford T. Whitmore
   ------------------------
       Bradford T. Whitmore
       Sole Shareholder


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SCHEDULE A

TRADE ACTIVITY FOR LXR BIOTECHNOLOGY, INC. COMMON STOCK.
BOUGHT IN A PRIVATELY NEGOTIATED TRANSACTION.

DATE       AMOUNT       PRICE/SHARE
11/19/99   9,191,034    $.02